FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record No. 1139

Santiago, August 25, 2017

Ger. Gen. N° 15 / 2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

   Ref. Significant Event.

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enel Chile S.A (“Enel Chile” or the “Company”), I hereby inform you of the following significant event:

The Board of Directors of Enel Chile, in its extraordinary session held today, has analyzed a letter sent to the Company by its controlling shareholder, Enel SpA, (the “Enel SpA Letter”) in which Enel SpA favorably viewed the non-binding proposal sent by Enel Chile to Enel SpA on July 3th (the “Enel Chile Letter”).

The proposal contained in the Enel Chile Letter consists of a corporate reorganization within Enel, through which Enel Chile would incorporate, though a merger with Enel Green Power Latin America Limitada, the latter’s non-conventional renewable energy generation assets held in Chile.

The Enel Chile Letter was sent to the Superintendence of Securities and Insurance (“SVS”) on July 4, 2017 as a Confidential Event and a copy of which is being made available to all shareholders and the market in general through this filing.

As indicated in the Enel Chile Letter, the proposal also implies that the merger is contingent on the success of a Public Tender Offer (“Tender Offer”), to be carried out by Enel Chile to acquire up to 100% of the common shares issued by its subsidiary, Enel Generación Chile S.A. owned by minority shareholders. The aforementioned Tender Offer would be payable in cash and in common shares issued by Enel Chile, and subject to the condition precedent that after the Tender Offer, Enel Chile must own at least 75% of Enel Generación Chile’s issued capital.

The aforementioned Tender Offer will be carried out through an Enel Chile capital increase so as to incorporate Enel Generación Chile’ shareholders who tender their shares. Likewise, the success of the aforementioned Tender Offer will be subject to the execution of an amendment to Enel Generación Chile’s by-laws, aimed at the company ceasing to be bound by Title XII of Decree No. 3,500 of 1980, with its limitations to stock concentration and other restrictions being eliminated from its by-laws.

In accordance with the response contained in the Enel SpA Letter, a copy of which accompanies this filing, the Company’s Board of Directors has unanimously resolved to initiate all work, analysis and steps leading to the execution of the referenced corporate reorganization project, in the terms described in the Enel SpA Letter, which will be in accordance with the procedures and requirements of Title XVI under The Chilean Companies Act Law, regulating related party transactions.

A copy of Enel Chile’s original proposal to Enel SpA, and a copy of the response letters are attached, as well as additional communications between both companies, duly informed to the SVS as Confidential Events.

Sincerely yours,

Herman Chadwick P.

Chairman of the Board of Directors

Enel Chile S.A.

cc.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

Enel Chile S.A.
76 Santa Rosa Ave.
Santiago (Chile)

Attention D. Herman Chadwick P.
Rome	Chairman of the Board of Directors
August 25, 2017

Dear Sirs:

This letter refers to your letter dated July 3rd in which you requested our consideration of a proposal that aims toward consolidating the Enel Group’s leadership position in the electricity industry in Chile.

Having analyzed the proposal, we consider that it is aligned with certain strategic objectives of Enel SpA, such as, the simplification of the minority shareholder’s structure in Chile and the resulting alignment of interests.

Consequently, and with the support of our Board of Directors, I encourage you to deepen the analysis of the proposed transaction, and establish its terms, so that, Enel SpA and the other shareholders of Enel Chile S.A., may pronounce on the subject. We are available to collaborate with you on this effort.

In this regard, we inform you that, notwithstanding the future analysis of the financial and economic terms of the proposal once they are defined, the operation must comply with at least the following conditions in order to be supported by Enel SpA:

1.       The operation must be carried out under market conditions considering the growth perspectives of renewable energy in Chile.

2.       It must increase earnings per share of Enel Chile S.A.

3.       When the process concludes, Enel SpA’s shareholding of Enel Chile S.A. must be similar to its current shareholding and must at no time lose its controlling shareholder position and remain within the 65% maximum concentration limit determined by Enel Chile S.A.’s bylaws.

4.       After the process, Enel Generación Chile S.A. must no longer be subject to Title XII of D.L. 3,500 from 1980, and therefore the limits to shareholder concentration and other restrictions must have been eliminated from its bylaws.

We naturally reserve our valuation of the financial and economic terms of the proposal until they are known and also the value creation it may represent for the Enel Group and its shareholders.

Sincerely,

                                                                                                                        Francesco Starace

                                                                                                                        Chief Executive Officer

Enel Chile S.A.
76 Santa Rosa Ave.
Santiago (Chile)

Attention D. Herman Chadwick P.
Rome	Chairman of the Board of Directors
July 25, 2017

Dear Sirs:

Once again, we refer to your letter dated July 3rd in which you requested our consideration of a proposal that aims toward consolidating the Enel Group’s leadership position in the electricity industry in Chile.

We confirm that we continue analyzing the content and scope of your proposal.  Please give us more time to complete our analysis. We expect to sendyou our preliminary remarks by this coming August 31st, at the latest.

Sincerely,

                                                                                                                        Francesco Starace

                                                                                                                        Chief Executive Officer

Enel Chile S.A.
76 Santa Rosa Ave.
Santiago (Chile)

Attention D. Herman Chadwick P.
New York	Chairman of the Board of Directors
July 13, 2017

Dear Sirs:

We acknowledge receipt of your letter dated July 3rd  in which you requested our consideration of a proposal that aims toward consolidating the Enel Group’s leadership position in the electricity industry in Chile.

We are analyzing the content and scope of your proposal.  Please give us some more time to complete our analysis. We intend to respond to your letter with our preliminary remarks no later than this coming July 25th.

Sincerely,

                                                                                                                        Francesco Starace

                                                                                                                        Chief Executive Officer

Santiago, July 3, 2017

Francesco Starace

Chief Executive Officer

Enel SpA

Dear Sir:

Considering the high priority of renewable energy in the Open Power strategy of Enel Chile and with the intention to strengthen this strategy, the Board of directors of Enel Chile S.A., during the extraordinary meeting held on July 3rd, 2017, agreed to present to Enel SpA a proposal aimed towards consolidating Enel Chile’s leadership position in the electricity industry in Chile.

The proposal we submit to your consideration consists in merging Enel Green Power Latam (EGP Latam) with Enel Chile S.A. This merger would allow achieving greater synergies, reach a higher level of organic growth, greater diversification of the portfolio of projects and manage the current generation assets of EGP Latam through its subsidiary EGP Chile (EGPC).

We believe that to make this operation viable without Enel SpA surpassing the maximum ownership share in Enel Chile S.A. determined by the company bylaws and to optimize cash flow and the capital structure of the Company and increase earnings per share, Enel Chile S.A. should offer the minority shareholders of Enel Generación Chile S.A. the opportunity to participate in a tender offer (OPA in its Spanish acronym) with a cash component and another in shares issued by Enel Chile S.A.

These two operations would allow Enel Chile S.A. to increase its market capitalization, have greater liquidity, and offer its shareholders access to a cash flow derived from both conventional and non-conventional renewable electricity generation and also electricity distribution. The holding discount of Enel Chile S.A. can also be expected to be lower as this company increases its portion of the net income of Enel Generación Chile S.A. and all shareholders of Enel Chile S.A. benefit from greater value creation and the integration of this Company’s current and future non-conventional renewable assets.

Therefore, the Board of Directors of the Company has unanimously decided to submit this proposal to the consideration of the controlling shareholder, Enel SpA, in non-binding terms, which as we stated, consists in the merger of Enel Chile S.A. with the holding company that owns the renewable electricity assets of Enel SpA in Chile, Enel Green Power Latam Limitada. This merger would only take place if the tender offer to 100% of minority shareholders of Enel Generación Chile S.A. were accepted to the extent that Enel Chile S.A. could reach at least 75% ownership share of Enel Generación Chile S.A.

The implementation of the strategy described above involves a series of actions that require approval by the Board of Directors and the Shareholders Meeting of Enel Chile S.A. and Enel Generación Chile S.A. Therefore, the current proposal cannot be binding and there may be no complaints if, for any reason, one or more actions described here are not adopted or carried out.

Given the above mentioned, if the operation is of interest to Enel SpA, Enel Chile S.A. would convene the governing bodies of the Company and propose that Enel Generación Chile S.A. summon the respective meetings of its governing bodies to discuss each of the operations and the corresponding actions that must be carried out, such as, bylaw changes, capital increase, tender offer, and merger.

Similarly, Enel SpA would be expected to promote making decisions regarding Enel Green Power Latam Limitada, within the appropriate corporate instances, which would allow achieving the described structure.

We inform you that the Board of Directors has stated that this non-binding proposal is considered a Confidential Event to safeguard its terms until Enel SpA formally responds.  We request that such response take place within the following 15 days. Therefore, we encourage strict confidentiality regarding this proposal.

We appreciate that the proposal be submitted to the discussion of the competent corporate body of Enel SpA. For any clarifications you should deem necessary, we are at your disposal.

Sincerely,

Herman Chadwick Piñera

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: August 28, 2017